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                                                Filed by Price Enterprises, Inc.
                                                  pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                     Commission File No: 0-20449
                                       Subject Company: Excel Legacy Corporation

NEWS

                              EXCEL LEGACY CORPORATION & PRICE ENTERPRISES, INC.


FOR IMMEDIATE RELEASE: JULY 30, 2001                                 (XLG/ PREN)
CONTACT: GRAHAM R. BULLICK, PH.D., SENIOR VICE PRESIDENT, EXCEL LEGACY CORPORATION/PRICE ENTERPRISES, INC.
   17140 BERNARDO CENTER DRIVE, SUITE 300, SAN DIEGO, CA 92128 (858) 675-9400


              EXCEL LEGACY AND PRICE ENTERPRISES RELEASE ESTIMATED SECOND QUARTER EARNINGS AND OTHER RELATED FINANCIAL INFORMATION

SAN DIEGO, CA. (July 30, 2001) - Excel Legacy Corporation (XLG) and Price Enterprises, Inc. (PREN) today released estimated second quarter earnings. Legacy expects that its EBDADT (Earnings Before Depreciation, Amortization and Deferred Taxes) for the quarter ended June 30, 2001 will be $3.0 million as compared to $2.5 million for the quarter ended June 30, 2000. EBDADT is expected to be $0.05 per share for the quarter ended June 30, 2001 according to DILUTED EARNINGS PER SHARE (DILUTED) as compared to $0.04 per share for the comparable quarter in 2000. EBDADT based on BASIC EARNINGS PER SHARE (BASIC) is expected to be $0.05 per share as compared to $0.06 per share for the quarter ended June 30, 2000. Net income for the quarter is expected to be $0.9 million as compared to a net loss of ($0.2) million for the quarter ended June 30, 2000. Net income per share (BASIC AND DILUTED) is expected to be $0.01 per share for the quarter ended June 30, 2001 as compared to ($0.01) per share for the quarter ended June 30, 2000. Generally, the results for the quarter when compared to the quarter ended June 30, 2000, were influenced by increased income from Price Enterprises due to real estate acquisitions and was offset by expenses relating to the proposed merger between Legacy and Price Enterprises. Total assets at the quarter's end were estimated to be $348 million. The actual earnings information for the quarter will be released at the time of the filing of Legacy's Form 10-Q for the quarter ended June 30, 2001 with the Securities and Exchange Commission.

Legacy owns 91.3% of the common stock of Price Enterprises and manages Price Enterprises' property portfolio. At June 30, 2001, Price Enterprises owned 34 properties comprising approximately 5.0 million square feet. Price Enterprises expects that its Funds from Operations (net of preferred dividends), for the quarter ended June 30, 2001 will be $3.9 million or $0.29 per common share (BASIC AND DILUTED) as compared to $2.7 million or $0.20 per common share (BASIC AND DILUTED) for the quarter ended June 30, 2000. Net income for the quarter is expected to be $2.6 million as compared to $0.2 million for the quarter ended June 30, 2000. Net income per share (BASIC AND DILUTED) is expected to be $0.19 per share for the quarter ended June 30, 2001 as compared to $0.01 per share for the quarter ended June 30, 2000. Total assets for the quarter ended June 30, 2001 is expected to be $743.7 million.

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The actual earnings information for the quarter will be released at the time of the filing of Price Enterprises' Form 10-Q for the quarter ended June 30, 2001 with the Securities and Exchange Commission.

Legacy and Price Enterprises previously announced (press release dated March 21,
2001) a proposed merger between Legacy and Price Enterprises to form a new company, Price Legacy Corporation. Announced concurrently with the merger was a $100 million investment by Warburg Pincus, the global private equity firm, in Price Legacy Corporation. In connection with the Securities and Exchange Commission's review of the documents filed in conjunction with these transactions, Legacy is revising its 2000 earnings to reflect a non-cash impairment in the fourth quarter of fiscal year 2000 in an investment made by Legacy in a publicly traded company, Mace Security International, Inc. (Mace). As disclosed in Legacy's previously filed Form 10-K for the year ended December 31, 2000, Legacy's investment in Mace common stock had a book value of $22.4 million and a market trading value of $3.4 million based upon the closing stock price at December 31, 2000. Legacy is recording this charge following discussions with the Securities and Exchange Commission as to when changes in other than temporary values should be recognized. As a result of this adjustment, net income (loss) for the twelve-month period ended December 31, 2000 will change from $1.2 million or $0.03 per share BASIC to ($15.0) million or ($0.36) per share BASIC and from $0.02 per share DILUTED to ($0.36) per share DILUTED as compared to a net loss of ($0.8) million or ($0.02) per share BASIC and DILUTED in the twelve month period ended December 31, 1999. The Consolidated Balance Sheets at December 31, 2000 reflect a reduction in total assets from $324.5 million to $308.4 million and a reduction in total stockholders equity from $194.6 million to $178.4 million. Legacy will file amendments to its previously filed Form 10-K for the year ended December 31, 2000 and Form 10-Q for the quarter ended March 31, 2001 to reflect these changes.

Excel Legacy Corporation is a real estate company which acquires, sells, develops, invests, finances and operates real property and related businesses.

Price Enterprises, Inc., is a REIT which acquires, develops, and manages open air retail properties in 13 states.


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Legacy uses a supplemental performance measure called Earnings Before
Depreciation, Amortization and Deferred Taxes (EBDADT) to report its earnings. This parameter represents net income plus depreciation and amortization on real estate assets and deferred taxes. Price Enterprises uses a supplemental REIT performance measure called Funds from Operations (FFO) which is defined as net income plus depreciation and amortization expense and gains (losses) from sales of depreciable operating real estate. EBDADT and FFO are not measures of operating results or cash flows from operating activities as defined by generally accepted accounting principles and it should not be used as an indicator of cash available or as an alternative to cash flows. Legacy and Price Enterprises believe, however, that EBDADT and FFO provide relevant information about their operations and are necessary, along with net income, for an understanding of their operating results.

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Certain statements in this release that are not historical fact may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of Legacy and Price Enterprises to differ materially from historical results or from any results expressed or implied by such forward-looking statements, including without limitation: risks that the Legacy/Price Enterprises merger and the preferred stock investment by Warburg Pincus will not be completed; national and local economic conditions; the competitive environment in which the companies operate; financing risks; property management risks; acquisition and development risks; potential environmental and other liabilities; and other factors affecting the real estate industry generally. The companies refer you to the documents they file from time to time with the Securities and Exchange Commission, specifically the section titled "Certain Cautionary Statements" in Legacy's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and the section titled "Factors That May Affect Future Performance" in Price Enterprises' Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which discuss these and other factors that could adversely affect the companies' results.

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of Legacy or Price Enterprises. The merger will be effected only through a joint proxy statement/prospectus and related documents. Investors are urged to read these materials when they become available, because they will contain important information. The joint proxy statement/prospectus and related documents will be filed with the Securities and Exchange Commission by Legacy and Price Enterprises, as applicable. Investors may obtain a free copy of these materials (when they become available) and other documents filed by Legacy and Price Enterprises at the Commission's Web site at HTTP://WWW.SEC.GOV.

Legacy, Price Enterprises, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Such individuals may have interests in these transactions, including as a result of their securities holdings or holding of options. A detailed list of the names, affiliations and interests of the participants in these transactions is contained in the registration statements filed by Price Enterprises with the Commission on July 6, 2001.